Exhibit 99.1

Correvio Receives NASDAQ Notification Regarding Deficiencies In Minimum Bid Price And Market Value Of Listed Securities

NASDAQ: CORV TSX: CORV

VANCOUVER, Jan. 28, 2020 /CNW/ - Correvio Pharma Corp. (Nasdaq: CORV) (TSX: CORV), ("Correvio" or the "Company") announced today that it has received two written notifications from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum bid price and the minimum market value of listed securities requirements set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market.

On January 24, 2020, Nasdaq sent the Company a notification letter  stating that the Company is not in compliance with the minimum bid price per share for the Company's ordinary shares. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common shares for the 30 consecutive business days from December 10, 2019, the Company no longer meets the minimum bid price requirement.  In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until July 22, 2020, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by July 22, 2020, the Company may be eligible for additional time to regain compliance or may face delisting.

On January 27, 2020, Nasdaq sent the Company a notification letter  stating that the Company is not in compliance with the minimum market value requirements set forth in the Nasdaq Listing Rules.  Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million, and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company for the 30 consecutive business days from December 10, 2019 to January 24, 2020, the Company no longer meets the minimum market value requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until July 27, 2020, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company's market value must exceed US$35 million for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by July 27, 2020, the Company may be eligible for additional time to regain compliance or may face delisting.

The notification letters do not impact the Company's listing on the Nasdaq Capital Market at this time. The Company intends to monitor the closing bid price between now and July 22, 2020 and the market value of its common shares between now and July 27, 2020 and intends to cure the deficiencies within the prescribed compliance periods. The Company expects that its common shares will continue to be listed and trade on the Nasdaq Capital Market during these compliance periods.

The Company's business operations are not affected by the receipt of the notification letters.

The Company is also listed on the Toronto Stock Exchange and the notification letters do not affect the Company's compliance status with such listing.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

A Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company's plans to regain compliance with the Nasdaq minimum bid price and minimum market value requirements within the prescribed grace periods, the Company's possible eligibility for additional time to regain compliance with such requirements upon expiration of the prescribed compliance periods and the Company's expectation that its common shares will continue to be listed and trade on the Nasdaq Capital Market during the prescribed compliance periods.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed November 14, 2019 for the third quarter of 2019. All of the risks and uncertainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. In particular, in addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company's common shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq Capital Market. The Nasdaq could use this discretionary authority at any time to delist the Company's common shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there is no assurance that the Company will be able to regain compliance with the minimum bid price and minimum market value requirements prior to expiration of the prescribed compliance periods, or if it does, that the Company will be able to maintain such compliance as a result of the risks and uncertainties described above. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
XydalbaTM is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd., a subsidiary of United Therapeutics Corporation and used under license.
All other trademarks are the property of their respective owners.

View original content:http://www.prnewswire.com/news-releases/correvio-receives-nasdaq-notification-regarding-deficiencies-in-minimum-bid-price-and-market-value-of-listed-securities-300993990.html

SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/January2020/28/c3703.html

%CIK: 0001036141

For further information: Justin Renz, President & CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 08:00e 28-JAN-20